March 29, 2012

Jay Williamson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Amendment to Form 8-K

Filed February 24, 2012

File No. 000-30402

Dear Mr. Williamson:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of March 15, 2012 (the “Comment Letter”), pertaining to the Company’s Form 8-K/A  (the “Filing”) filed February 24, 2012 with the Securities & Exchange Commission (the “Commission”).

We hope to submit our written reply to the Commission no later than April 5, 2012, as the Company is still in the process of responding to the Comment Letter.  We apologize for the delay in responding to the Comment Letter.

In connection with the comments in your letter, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

Cameron Reynolds

President and Chief Executive Officer

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841